Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

Three month period ended March 31, 2023

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of Entrée Resources Ltd. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by a company’s auditor.

Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2023 and December 31, 2022 (Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Note	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$5,941	$6,409
Receivables and prepaid expenses		136	158
Prepaid licence fees		104	96
Deposits		11	12
		6,192	6,675
Non-current assets
Property and equipment		494	523
Oyu Tolgoi assets	3	309	295
		803	818
Total assets		$6,995	$7,493
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$211	$227
Current portion of lease liabilities	4	102	100
		313	327
Non-current liabilities
Lease liabilities	4	426	449
Loan payable to Oyu Tolgoi LLC	5	11,238	11,139
Deferred revenue	6	54,219	53,112
		65,883	64,700
Total liabilities		66,196	65,027
Shareholders’ deficiency
Share capital	7	183,035	182,668
Reserves		22,442	22,509
Accumulated other comprehensive income		2,027	2,018
Deficit		(266,705)	(264,729)
Total shareholders’ deficiency		(59,201)	(57,534)
Total liabilities and shareholders’ deficiency		$6,995	$7,493

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

Subsequent events (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31, 2023 and 2022 (Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Note	March 31, 2023	March 31, 2022
Expenses
Project expenditures		$400	$100
General and administrative		424	438
Depreciation		29	33
Share-based compensation		6	—
Operating loss		859	571
Foreign exchange gain		(5)	(130)
Interest income		(87)	(15)
Interest expense	5	98	88
Loss from equity investee	3	32	32
Finance costs		13	15
Deferred revenue finance costs	6	1,066	1,052
Loss for the period		1,976	1,613
Other comprehensive (gain) loss
Foreign currency translation		(9)	790
Total comprehensive loss		$1,967	$2,403
Net loss per common share
Basic and fully diluted		$(0.01)	$(0.01)
Weighted average number of common shares outstanding
Basic and fully diluted (000’s)		198,348	196,573
Total common shares issued and outstanding (000’s)	7	198,785	196,803

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency
For the three months ended March 31, 2023 and 2022 (Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2022		198,135	$182,668	$22,509	$2,018	$(264,729)	$(57,534)
Loss and comprehensive income		—	—	—	9	(1,976)	(1,967)
Share-based compensation		—	—	6	—	—	6
Issuance of share capital - share options	7	100	72	(25)	—	—	47
Issuance of share capital - warrants	7	550	295	(48)	—	—	247
Balance at March 31, 2023		198,785	$183,035	$22,442	$2,027	$(266,705)	$(59,201)

Balance at December 31, 2021		192,688	$179,515	$22,728	$(1,677)	$(255,668)	$(55,102)
Loss and comprehensive loss		—	—	—	(790)	(1,613)	(2,403)
Issuance of share capital - warrants		4,115	2,462	(681)	—	—	1,781
Balance at March 31, 2022		196,803	$181,977	$22,047	$(2,467)	$(257,281)	$(55,724)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2023 and 2022 (Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Note	March 31, 2023	March 31, 2022
Cash flows used in operating activities
Net loss		$(1,976)	$(1,613)
Items not affecting cash:
Depreciation		29	33
Loss from equity investee	3	32	32
Interest expense	5	98	88
Finance cost, net		18	15
Unrealized foreign exchange gains		(13)	(110)
Deferred revenue finance costs	6	1,066	1,052
		(746)	(503)
Changes in non-cash operating working capital:
Decrease in receivables and prepaids		22	60
(Decrease) increase in accounts payable and accrued liabilities		(13)	5
		(737)	(438)
Cash flows from financing activities
Repayment of lease liability	4	(33)	(20)
Proceeds from issuance of common shares - share options	7	47	—
Proceeds from issuance of common shares - warrants	7	246	1,781
		260	1,761
(Decrease) increase in cash and cash equivalents		(477)	1,323
Cash and cash equivalents - beginning of period		6,409	7,090
Effect of exchange rate changes on cash and cash equivalents		9	77
Cash and cash equivalents - end of period		$5,941	$8,490
Cash and cash equivalents is represented by:
Cash		$5,906	$8,451
Cash equivalents		35	39
Total cash and cash equivalents		$5,941	$8,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the development and exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 3).

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and its common shares also trade in the United States on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the symbol “ERLFF”.

The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has adequate financial resources to satisfy its obligations over the next 12 month period and beyond.

2	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). These should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022 (“annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements, unless otherwise stated.

The condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors on May 2, 2023.

3	Oyu Tolgoi assets

Entrée/Oyu Tolgoi JV Property

The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources and Petroleum Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the Earn-In Agreement (the “JVA”).

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 5).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of March 31, 2023, the Entrée/Oyu Tolgoi JV had expended approximately $38.2 million (December 31, 2022 - $38.2 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 5).

Investment - Entrée/Oyu Tolgoi JV Property

For accounting purposes, the Company treats its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.03 million for the three months ended March 31, 2023 (2022 - $0.03 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current assets and approximately $38.2 million of non-current liabilities. The loss for the joint venture for the three months ended March 31, 2023 was $0.03 million (2022 -$0.03 million).

The Entrée/Oyu Tolgoi JV investment carrying value at March 31, 2023 was $0.3 million (December 31, 2022 - $0.3 million) and was recorded in Oyu Tolgoi assets in the statement of financial position.

4	Leases

Lease liability

	March 31, 2023	December 31, 2022
Lease liability	$528	$549
Less: current portion	(102)	(100)
Long-term portion	$426	$449

Undiscounted lease payments

	March 31, 2023	December 31, 202	2
Less than one year	$130	$176
One to five years	467	675
	$597	$851

In March 2022, the Company renewed its existing office lease for an additional 5 year period and calculated the right-of-use asset and lease liability as $0.6 million based on the net present value of the future lease payments over the term of the lease using a discount rate of 10%.

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Interest expense on the lease liability amounted to $0.01 million for the three months ended March 31, 2023 (2022 - $0.01 million). During the three months ended March 31, 2023, lease payments made amounted to $0.03 million (2022 - $0.16 million).

5	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 3), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

During the three months ended March 31, 2023, the Company recorded interest expense of $0.1 million in connection with the loan (2022 - $0.1 million).

6	Deferred revenue

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Agreement”).

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and
•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a “control person” under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a “control person”, the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the statement of financial position and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%. For the three months ended March 31, 2023, the deferred revenue finance costs totaled $1.1 million (2022 - $1.1 million).

7	Share capital
a)	Common shares

The Company’s authorized share capital consists of unlimited common shares without par value. At March 31, 2023, the Company had 198,784,931 (December 31, 2022 - 198,134,931) shares issued and outstanding.

b)	Share options

The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share options. Since the Company has not paid and does not anticipate paying dividends on its common shares, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in profit or loss.

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Share option transactions for the three months ended March 31, 2023 are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$
Outstanding - December 31, 2022	8,537	0.59
Exercised	(100)	0.63
Outstanding - March 31, 2023	8,437	0.59

At March 31, 2023, the following share options were outstanding:

Number of share options (000`s)	Number of share options vested (000’s)	Exercise price per share option C$	Expiry date
3,670	3,670	0.365 - 0.77	Sept - Dec 2023
1,545	1,545	0.365	Dec 2024
1,255	1,255	0.51	Dec 2025
920	920	0.77	Dec 2026
1,047	972	0.82 - 1.14	April - Nov 2027
8,437	8,362

March 31, 2023
Weighted average exercise price for exercisable options	C$0.59
Weighted average share price for options exercised	C$1.39
Weighted average years to expiry for exercisable share options	1.89 years

c)	Share purchase warrants

During the three months ended March 31, 2023, share purchase warrants to purchase 550,000 common shares with an exercise price of C$0.60 were exercised resulting in gross proceeds of C$330,000 being received by the Company.

Share purchase warrant transactions for the three months ended March 31, 2023 are summarized as follows:

	Number of share purchase warrants	Weighted average exercise price C$
Outstanding - December 31, 2022	5,139,000	0.60
Redeemed	(550,000)	0.55
Outstanding - March 31, 2023	4,589,000	0.60

At March 31, 2023, the following warrants were outstanding:

Number of share purchase warrants	Exercise price per share purchase warrant C$	Expiry date
4,589,000	0.60	September 13, 2023

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

d)	Deferred share units (“DSUs”)

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s deferred share unit plan (the “DSU Plan”). DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

At March 31, 2023, the following DSUs were outstanding:

Number of DSUs (000’s)
Outstanding - March 31, 2023	1,553

Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date.

8	Financial instruments
a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

The following table summarizes the classification and carrying values of the Company’s financial instruments at March 31, 2023:

	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$—	$5,941	$—	$5,941
Receivables	—	20	—	20
Deposits	—	11	—	11
Total financial assets	$—	$5,972	$—	$5,972

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$211	$211
Lease liabilities	—	—	528	528
Loan payable	—	—	11,238	11,238
Total financial liabilities	$—	$—	$11,977	$11,977

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Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three month period ended March 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

9	Commitments and contingencies

As at March 31, 2023, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$597	$130	$391	$76	$—

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to contingent liability if certain events occur (Note 6).

10	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the three month periods ended March 31, 2023 and 2022 are as follows:

	2023	2022
Directors’ fees	$45	$56
Salaries and benefits	$191	$223

As of March 31, 2023, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.03 million (December 31, 2022 - $0.03 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.4 million (December 31, 2022 - $1.4 million) will become payable to certain officers and management personnel of the Company.

11	Subsequent events

Subsequent to March 31, 2023, the following transactions occurred:

•	share options to purchase 225,000 Designated Shares with an exercise price of C$0.365 were terminated and an aggregate 161,931 common shares were issued; and
•	share purchase warrants to purchase 61,500 common shares with an exercise price of C$0.60 were redeemed resulting in gross proceeds of C$36,900 being received by the Company.

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